Sonoco Products Company
                             One North Second Street
                        Hartsville, South Carolina 29305

                                 April 22, 2008

Via EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:      Sonoco Products Company
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed February 28, 2008
         File No. 000-00516

Dear Ms. Jenkins:

         We have received the comment letter from you dated April 18, 2008 addressed to Harris E. DeLoach, Jr., our Chairman, President and Chief Executive Officer, and are working on our response. We expect to provide you with our response no later than May 28, 2008. Please let me know if this date presents a problem. My fax number is (843) 383-7478 and my e-mail address is charles.hupfer@sonoco.com.

         Thank you for your help.

                                               Sincerely,

                                               s/ Charles J. Hupfer
                                               Charles J. Hupfer
                                               Senior Vice President and Chief
                                               Financial Officer